Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

January 21, 2021

Anu Dubey, Senior Counsel

Lauren Hamilton, Staff Accountant

Michael Spratt

Michael Shaffer

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Trinity Capital Inc.
Registration Statement on Form N-2
(File No. 333-251395)

Dear Ms. Dubey:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 6, 2021 regarding the Company’s registration statement on Form N-2 (File No. 333-251395) (as amended, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on December 16, 2020. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

Prospectus Summary (page 3)

1.	Reference is made to the Company’s 6.00% Convertible Notes due 2025 (the “Convertible Notes”). Please explain supplementally how the issuance of the Convertible Notes complies with Section 61(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company respectfully advises the Staff supplementally that, consistent with the Staff’s position in Bunker Hill Income Securities, Inc. (“Bunker Hill”),1 an October 29, 1982 SEC no-action letter, the issuance of the Convertible Notes complied with and was permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), including Section 61(a) thereof (“Section 61(a)”).

As you are aware, a business development company (“BDC”) may only issue convertible debt securities (“Convertible Debt”) in compliance with the requirements of Section 18(d) of the 1940 Act (“Section 18(d)”), as modified by Section 61(a), and/or consistent with SEC no-action and exemptive relief. Under the 1940 Act, a BDC is permitted to issue warrants, options, or rights to subscribe to purchase or convert to voting securities of the BDC, provided that the requirements of Section 18(d), as modified by Section 61(a), are satisfied. Bunker Hill, however, provides relief from the limitations of Section 18(d) in certain circumstances, as discussed below. In issuing Bunker Hill, the Staff relied on In the Matter of Alleghany Corp. (“Alleghany”),2 a 1956 SEC release.

1 File No. 811-2392 (Sept. 29, 1982).

2 Release No. IC-2446 (Nov. 30, 1956).

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Anu Dubey, Senior Counsel Lauren Hamilton, Staff Accountant January 21, 2021 Page 2

Alleghany involved a registered closed-end fund3 requesting SEC exemptive relief from the application of Section 18(d) with respect to the exchange of existing preferred stock for a new series of convertible preferred stock, which were deemed to be a “right to purchase” under Section 18(d) and subject to the limitations thereof. Alleghany stands for the proposition that a derivative security, such as Convertible Debt, should be viewed analytically as consisting of two components – the basic security and the conversion feature. To the extent that the value of the conversion feature is “dominant” vis-à-vis the value of the entire instrument, the instrument should be deemed to be covered by Section 18(d) and subject to the limitations thereof. However, if the basic security, rather than the conversion feature, constitutes the “dominant” value of the instrument, then the instrument would not be considered to include a warrant or right to purchase within the meaning of Section 18(d) and, thus, could be issued without constraint under the 1940 Act. It would, however, constitute a senior security for purposes of the asset coverage test of the 1940 Act.

In Bunker Hill, the Staff squarely acknowledged the precedential value of Alleghany. There, the Staff stated that it was its position that “where the conversion feature predominates among a security’s investment characteristics, the bar of Section 18(d) applies, and where it does not, Section 18(d) does not apply.”

Consistent with the Staff’s position in Bunker Hill, the Convertible Notes are structured such that basic security (the note), rather than the conversion feature, constitutes the “dominant” value of the Convertible Notes. As such, the basic security predominates among the Convertible Notes’ investment characteristics, and the Convertible Notes are not considered to include a warrant or right to purchase within the meaning of Section 18(d) and, thus, could be issued without constraint under the 1940 Act.

Similar to other BDCs’ Convertible Debt offerings, the Company received a valuation letter (the “Valuation Letter”) from Keefe, Bruyette & Woods, Inc. (“KBW”), the initial purchaser and placement agent in the Convertible Notes offering, supporting and evidencing this. After reviewing and considering certain variables and inputs based on existing market conditions, KBW confirmed in the Valuation Letter that the basic security of the Convertible Notes represented greater than 90.0% of the value of the Convertible Notes and the conversion feature represented less than 10.0% of the value of the Convertible Notes.

Accordingly, the issuance of the Convertible Notes was not subject to the requirements of Section 18(d), as modified by Section 61(a), and could be issued without constraint under the 1940 Act.

The Company also respectfully refers the Staff to the following similar Convertible Debt offerings completed by other BDCs: Ares Capital Corporation, Prospectus Supplement dated March 5, 2019 and filed on March 7, 2019 (File No. 333-223482); Prospect Capital Corporation, Prospectus Supplement dated February 27, 2019 and filed on February 28, 2019 (File No. 333-227124); Goldman Sachs BDC, Inc., Prospectus Supplement dated June 28, 2018 and filed on June 29, 2018 (File No. 333-224296); New Mountain Finance Corporation, Prospectus Supplement dated August 15, 2018 and filed on August 16, 2018 (File No. 333-218040); GSV Capital Corp. (now known as SuRo Capital Corp.), Prospectus Supplement dated March 22, 2018 and filed on March 27, 2018 (File No. 333-191307); BlackRock Capital Investment Corporation, Prospectus Supplement dated June 7, 2017 and filed on June 9, 2017 (File No. 333-216928); and Capitala Finance Corp., Prospectus Supplement dated May 23, 2017 and filed on May 24, 2017 (File No. 333-204582).

3 BDCs were not added to the statute until 1980.

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2.	Reference is made to the disclosure regarding the Convertible Notes on page 3 of the Prospectus. Please disclose the conversion rate.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 3 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

The Offering Summary (page 10)

3.	Reference is made to the defined term “Private Common Stock Offering” on page 10 of the Prospectus. Please revise the disclosure to define the term at first use or indicate that it is defined later in the Prospectus.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 10 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Fees and Expenses (page 15)

4.	The final sentence in footnote 5 to the fees and expenses table discloses that the Company may “issue additional debt securities or preferred stock”. Please confirm supplementally whether the Company currently intends to issue debt securities or preferred stock within the next twelve months.

Response: The Company respectfully advises the Staff supplementally that it does not currently intend to issue debt securities or preferred stock within the next twelve months.

Risk Factors (pages 54, 63–66)

5.	Please disclose the risk of possible dilution upon conversion of the Convertible Notes under the subsection “Risks Related to an Investment in Our Common Stock” beginning on page 54 of the Prospectus.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 56 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

6.	Reference is made to the first full risk factor on page 63 of the Prospectus. Please briefly describe in plain English the meaning of a “fundamental change.”

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 63 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

7.	Reference is made to the first sentence of the third full paragraph of the second full risk factor on page 64 of the Prospectus and the first sentence of the last full paragraph on page 65 of the Prospectus related to there being no market for the Convertible Notes and the registration rights granted to the holders thereof. Please reconcile the referenced disclosure.

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Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 64 and 65 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

8.	Reference is made to the second sentence of the first full risk factor on page 66 of the Prospectus that includes a reference to 30 days following December 4, 2020. Please update the referenced disclosure as necessary as such time period has passed.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 66 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

9.	Reference is made to the last risk factor on page 66 of the Prospectus. Please briefly describe in plain English the meaning of a “make-whole adjustment event”.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 67 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

ACCOUNTING COMMENTS

Senior Securities (page 117)

1.	The total asset coverage per unit as of September 30, 2020 (unaudited) is disclosed as $1,989 in the Senior Securities table on page 117 of the Prospectus. Elsewhere in the Prospectus, the Company’s asset coverage ratio is disclosed as 198.6%. Please explain or reconcile these disclosure differences.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 117 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

2.	Please include a footnote to the Senior Securities table on page 117 of the Prospectus regarding the issuance of the Convertible Notes, including the amount issued and the Company’s estimated asset coverage ratio following the issuance of the Convertible Notes.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 117 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Stephani M. Hildebrandt

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ANNEX A

In December 2020, we issued $50 million in aggregate principal amount of our unsecured 6.00% Convertible Notes due 2025 (the "Convertible Notes") in reliance upon the available exemptions from the registration requirements of the Securities Act. The Convertible Notes were issued pursuant to the Base Indenture and a Second Supplemental Indenture, dated as of December 11, 2020 (the "Second Supplemental Indenture" and, together with the Base Indenture, the "Convertible Notes Indenture"), between us and the Trustee. The Convertible Notes mature on December 11, 2025 (the "Convertible Notes Maturity Date"), unless earlier converted or repurchased in accordance with their terms prior to such date. The Convertible Notes bear interest at a rate of 6.00% per year, subject to additional interest of 0.75% per annum if we do not maintain an investment grade rating with respect to the Convertible Notes, payable semiannually on May 1 and November 1 of each year, commencing on May 1, 2021. Holders may convert their Convertible Notes, at their option, at any time on or prior to the close of business on the business day immediately preceding the Convertible Notes Maturity Date. The conversion rate is initially 66.6667 shares of our common stock, per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $15.00 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. Upon conversion of the Convertible Notes, we will pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election, per $1,000 principal amount of the Convertible Notes, equal to the then existing conversion rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Securities Eligible for Future Sale."

COVID-19 Developments

In March 2020, the outbreak of the novel coronavirus ("COVID-19") was recognized as a pandemic by the World Health Organization. Shortly thereafter, the President of the United States declared a National Emergency throughout the United States attributable to such pandemic. The pandemic has become increasingly widespread in the United States, including in the Company's primary markets of operation. As of the three and nine months ended September 30, 2020, and subsequent to September 30, 2020, the COVID-19 pandemic has had a significant impact on the U.S. and global economy.

We have and continue to assess the impact of the COVID-19 pandemic on our portfolio companies. We cannot predict the full impact of the COVID-19 pandemic, including its duration in the United States and worldwide, the effectiveness of governmental responses designed to mitigate strain to businesses and the economy, and the magnitude of the economic impact of the outbreak, including with respect to the travel restrictions, business closures and other quarantine measures imposed on service providers and other individuals by various local, state, and federal governmental authorities, as well as non-U.S. governmental authorities. While several countries, as well as certain states, counties and cities in the United States, have relaxed initial public health restrictions with a view to partially or fully reopening their economies, many cities world-wide have since experienced a surge in the reported number of cases, hospitalizations and deaths related to the COVID-19 pandemic. These increases have led to the re-introduction of restrictions and business shutdowns in certain states, counties and cities in the United States and globally and could continue to lead to the re-introduction of such restrictions and business shutdowns elsewhere. Additionally, as of January 2020, travelers from the United States are not allowed to visit Canada, Australia or the majority of countries in Europe, Asia, Africa and South America. These continued travel restrictions may prolong the global economic downturn. In addition, although the Federal Food and Drug Administration authorized vaccines produced by Pfizer-BioNTech and Moderna for emergency use starting in December 2020, it remains unclear how quickly the vaccines will be distributed nationwide and globally or when "herd immunity" will be achieved and the restrictions that were imposed to slow the spread of the virus will be lifted entirely. The delay in distributing the vaccines could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets. As such, we are unable to predict the duration of any business and supply-chain disruptions, the extent to which the COVID-19 pandemic will negatively affect our portfolio companies' operating results or the impact that such disruptions may have on our results of operations and financial condition. Though the magnitude of the impact remains to be seen, we expect our portfolio companies and, by extension, our operating results to be adversely impacted by the COVID-19 pandemic and, depending on the duration and extent of the disruption to the operations of our portfolio companies, we

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THE OFFERING SUMMARY

Common Stock Offered by Us	6,900,000 shares (or 8,032,000 shares if the underwriters exercise their option to purchase additional shares of our common stock).
Common Stock Offered by the Selling Stockholders	646,619 shares (the "Secondary Shares"). The Secondary Shares offered pursuant to this prospectus were issued by us in the Private Common Stock Offering (as defined in this prospectus), the Formation Transactions and pursuant to our distribution reinvestment plan, and are being registered for resale pursuant to the Common Stock Registration Rights Agreement (as defined in this prospectus). See "Selling Stockholders" and "Securities Eligible for Future Sale."
Common Stock to be Outstanding after this Offering	25,308,984 shares, (or 26,440,984 shares if the underwriters exercise their option to purchase additional shares of our common stock).
Use of Proceeds	Our net proceeds from this offering will be approximately $92.5 million, (or approximately $108.0 million if the underwriters exercise their option to purchase additional shares of our common stock), based on an offering price of $14.50 per share, (the mid-point range of the estimated initial public offering price range and estimated offering costs of approximately $1.5 million). We intend to use the net proceeds of this offering to pay down a portion of our existing indebtedness outstanding under the Credit Agreement, to make investments in accordance with our investment objective, and for general corporate purposes. We will not receive any of the proceeds from the sale of the Secondary Shares. Pursuant to the Common Stock Registration Rights Agreement, we will pay the fees and expenses incurred in offering and disposing of the Secondary Shares, including all registration and filing fees, any other regulatory fees, printing and delivery expenses, listing fees and expenses, fees and expenses of counsel, independent certified public accountants, and any special experts retained by us, and reasonable and documented fees and expenses of counsel to the Selling Stockholders in an amount not to exceed $75,000. The Selling Stockholders will be responsible for (i) all brokers' and underwriters' discounts and commissions, transfer taxes, and transfer fees relating to the sale or disposition of the Secondary Shares, and (ii) the fees and expenses of any counsel to the Selling Stockholders exceeding $75,000. See "Use of Proceeds."
Proposed Symbol on the Nasdaq Global Select Market	We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol "TRIN".
Distributions	We generally intend to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of our available earnings, as determined by our board of directors (the Board") in its sole discretion and

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common stock may decline. We cannot predict whether our common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our independent directors for such issuance.

Investors in this offering will incur immediate dilution upon the closing of this offering.

The initial public offering price of our shares of common stock in this offering may be higher than the net asset value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering may incur immediate dilution upon the closing of this offering.

A stockholder's interest in us will be diluted if additional shares of our common stock are issued pursuant to this offering and/or in the future, which could reduce the overall value of an investment in us.

Our stockholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue up to 200 million shares of common stock. Pursuant to our charter, a majority of our entire Board may amend our charter to increase the number of shares of common stock we may issue without stockholder approval. Our Board may elect to sell additional shares in the future or issue equity interests in private or public offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our Board and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount).

If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution. Stockholders will experience dilution upon the conversion of some or all of the Convertible Notes into shares of our common stock. The existence of the Convertible Notes may also encourage short selling by market participants because the conversion of the Convertible Notes could depress the market price for our common stock.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Upon completion of this offering, we will have 25,308,984 shares of common stock outstanding (or 26,440,984 shares of common stock if the underwriters' exercise their option to purchase additional shares of our common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the Securities Act.

Any shares of common stock purchased or issued in the Private Common Stock Offering or the Formation Transactions, issued upon conversion of the Convertible Notes, or currently owned by our affiliates, as defined in the Securities Act, are subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act and applicable lock-up periods. See "Securities Eligible for Future Sale — Transfer Restrictions." Such shares of common stock are "restricted securities" under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144, and applicable

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lock-up periods have expired. In addition, stockholders that received shares of our common stock in connection with the Private Common Stock Offering and the Formation Transactions have the right under the Common Stock Registration Rights Agreement, and stockholders that receive shares of our common stock upon conversion of the Convertible Notes will have the right under the Convertible Notes Registration Rights Agreement (as defined in this prospectus), to have the resale of their shares registered under the Securities Act and accordingly may publicly resale such shares following this offering.

Following this offering, (i) the Secondary Shares and (ii) any other shares registered for resale (whether prior to or following this offering) pursuant to the Common Stock Registration Rights Agreement and/or the Convertible Notes Registration Rights Agreement will no longer be "restricted" securities. In addition, any future public resale of any shares of our common stock under the Common Stock Registration Rights Agreement and/or the Convertible Notes Registration Rights Agreement, and/or the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our common stock prevailing from time to time.

The market value of our common stock may fluctuate significantly.

The market value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;
- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
- loss of RIC or BDC status;
- distributions that exceed our net investment income and net income as reported according to GAAP;
- changes in earnings or variations in operating results;
- changes in accounting guidelines governing valuation of our investments;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors;
- departure of key personnel;
- general economic trends and other external factors; and
- loss of a major funding source.

If we issue preferred stock or convertible debt securities, the net asset value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or convertible debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or convertible debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were

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If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Convertible Notes.

Any default under the agreements governing our indebtedness or under other indebtedness to which we may be a party, that is not waived by the required lenders or holders and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Convertible Notes and substantially decrease the market value of the Convertible Notes.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our current indebtedness or other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders or holders under the agreements governing our indebtedness, or other indebtedness that we may incur in the future, to avoid being in default. If we breach our covenants under the agreements governing our indebtedness and seek a waiver, we may not be able to obtain a waiver from the required lenders or holders. If this occurs, we would be in default and our lenders or debt holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

If we are unable to repay debt, lenders having secured obligations, including Credit Suisse under the Credit Agreement, could proceed against the collateral securing the debt. Because the Convertible Notes Indenture will have, and any future debt will likely have, customary cross-default provisions, if the indebtedness thereunder, hereunder or under any future credit facility is accelerated, we may be unable to repay or finance the amounts due.

We may not have, or have the ability to raise, the funds necessary to purchase the Convertible Notes as required upon a fundamental change, and our future debt may contain limitations on our ability to deliver shares of our common stock upon conversion or purchase of the Convertible Notes.

Holders of the Convertible Notes will have the right to require us to purchase their Convertible Notes for cash upon the occurrence of a fundamental change at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. As defined in the Convertible Notes Indenture, a fundamental change means the occurrence of either a change in control or, after the initial listing of our common stock on a national securities exchange, the termination of trading of our common stock on any such exchange. We may not have enough available cash or be able to obtain financing at the time we are required to make purchases of Convertible Notes surrendered therefor. In addition, our ability to purchase the Convertible Notes or to deliver shares of our common stock upon conversions of the Convertible Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness. Our failure to purchase Convertible Notes at a time when the purchase is required by the Convertible Notes Indenture or deliver any shares of our common stock upon future conversions of the Convertible Notes as required by the Convertible Notes Indenture would constitute a default under the Convertible Notes Indenture. A default under the Convertible Notes Indenture or the fundamental change itself could also lead to a default under the Credit Agreement and/or the 2025 Notes Indenture. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Convertible Notes.

The conversion rate of the Convertible Notes may not be adjusted for all dilutive events.

The conversion rate of the Convertible Notes is subject to adjustment upon certain events, including the issuance of certain stock dividends on our common stock, certain issuance of rights or warrants subdivisions, combinations, certain distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers. However, the conversion rate will not be adjusted for

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other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the Convertible Notes or the common stock. An event that adversely affects the value of the Convertible Notes may occur, and that event may not result in an adjustment to the conversion rate.

The forced conversion provision may materially adversely affect the holders' return on the Convertible Notes.

At our option, we may cause the holders to convert all or a portion of the then outstanding principal amount of the Convertible Notes plus accrued but unpaid interest, but excluding the date of such conversion, at any time on or prior to the close of business on the business day immediately preceding the maturity date, if, following the listing of our common stock on a national securities exchange, the closing sale price of our common stock on such national securities exchange for any 30 consecutive trading days exceeds 120% of the conversion price, as may be adjusted. Upon such conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, per $1,000 principal amount of the Convertible Notes, equal to the conversion rate, and a forced conversion make-whole payment, if any, in cash, as described Convertible Notes Indenture. In this circumstance, the holders may not be able to reinvest the proceeds therefrom in a comparable security at an effective interest rate as high as that of the Convertible Notes.

There is currently no public market for the Convertible Notes, and an active trading market may not develop for the Convertible Notes. The failure of a market to develop for the Convertible Notes could adversely affect the liquidity and value of the Convertible Notes.

The Convertible Notes are a new issue of securities, and there is no existing market for the Convertible Notes. We do not intend to apply for listing of the Convertible Notes on any securities exchange or for quotation of the Convertible Notes on any automated dealer quotation system. A market may not develop for the Convertible Notes, and there can be no assurance as to the liquidity of any market that may develop for the Convertible Notes. If an active, liquid market does not develop for the Convertible Notes, the market price and liquidity of the Convertible Notes may be adversely affected. If any of the Convertible Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the Convertible Notes will depend on many factors, including, among other things, the price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the Convertible Notes will be subject to disruptions that may have a negative effect on the holders of the Convertible Notes, regardless of our operating results, financial performance or prospects.

We have agreed to file a resale registration statement for the Convertible Notes. Under the Convertible Notes Registration Rights Agreement we are required to register the resale of the Convertible Notes under the Securities Act. Until such a registration statement has been declared effective, holders of the Convertible Notes may not offer or sell the Convertible Notes except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement. The SEC, however, has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any such registration statement filed by us for a variety of reasons. Our ability to have declared effective by the SEC a registration statement pertaining to the resale of the Convertible Notes on a timely basis will depend upon our ability to resolve any issues that may be raised by the SEC. No assurance can be given as to when a registration statement with respect to the Convertible Notes will become effective. Failure to have the registration statement become effective could adversely affect the liquidity and price of the Convertible Notes.

The Convertible Notes may bear the restricted legend indefinitely if we issue additional Convertible Notes.

The Convertible Notes Indenture will allow us to issue additional Convertible Notes in the future on the same terms and conditions as the Convertible Notes offered hereby, except for any differences in the

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issue price and interest accrued prior to the issue date of the additional Convertible Notes; provided that if any such additional notes are not fungible with the Convertible Notes initially offered hereby for U.S. federal income tax purposes, those additional notes will have a separate CUSIP number. Subject to certain exceptions, the Convertible Notes Indenture will provide that the Convertible Notes and any shares of common stock issued upon conversion of the Convertible Notes will bear a restricted securities legend until the date that is one year after the later of last date of original issuance of the Convertible Notes or the last day of issuance of any additional Convertible Notes, or such later date, if any, as may be required by applicable law. We may, but are not required to, remove the restricted securities legend from any global Convertible Notes promptly after such date. However, because the issuance of any additional Convertible Notes would cause such date to be delayed beyond one year after the last date of original issuance of the Convertible Notes offered hereby, any additional Convertible Notes that we issue at a later date will cause the removal of the restricted legend, if at all, to be delayed beyond such date. As a result of the foregoing, your ability to resell in the public market the Convertible Notes and common stock issuable upon conversion of the Convertible Notes may be delayed, which may adversely affect the size of the market for these securities and pricing on re-sales.

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting regulatory bodies and is subject to change. We cannot predict if or when any such change could be made and any such change could have an adverse impact on our reported or future financial results. Any such impacts could adversely affect the market price of our common stock and in turn negatively impact the trading price of the Convertible Notes.

The market value of our common stock and of the Convertible Notes may fluctuate significantly, and this may make it difficult for holders to resell the Convertible Notes or common stock issued upon conversion of the Convertible Notes when holders want or at prices holders find attractive.

There is currently no public market for the Convertible Notes or our common stock and there can be no assurance that a market for the Convertible Notes or our common stock will develop. In addition, the market value and liquidity, if any, of the market for the Convertible Notes or our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. In addition, because the Convertible Notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the Convertible Notes. These factors include:

- changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;
- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
- loss of RIC or BDC status;
- distributions that exceed our net investment income and net income as reported according to GAAP;
- changes in earnings or variations in operating results;
- changes in accounting guidelines governing valuation of our investments;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors;
- departure of key personnel;
- general economic trends and other external factors; and
- loss of a major funding source.

Under the Convertible Notes Registration Rights Agreement we have agreed to file a resale registration statement for the Convertible Notes and any shares of common stock to be issued upon conversion of the Convertible Notes. Under the Convertible Notes Registration Rights Agreement we are required to register the resale of the Convertible Notes and such shares under the Securities Act. Until any such resale

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registration statement has been declared effective, holders of the Convertible Notes and such shares may not offer or sell the Convertible Notes and such shares except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement. The SEC, however, has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any such resale registration statement filed by us for a variety of reasons. Our ability to have declared effective by the SEC a registration statement pertaining to the resale of the Convertible Notes and/or any shares of common stock to be issued upon conversion of the Convertible Notes on a timely basis will depend upon our ability to resolve any issues that may be raised by the SEC. No assurance can be given as to when any such resale registration statement with respect to the Convertible Notes and/or any shares of common stock to be issued upon conversion of the Convertible Notes will become effective. Failure to have any such resale registration statement become effective could adversely affect the liquidity and price of the Convertible Notes and/or any shares of common stock issued upon conversion of the Convertible Notes, as applicable.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the Convertible Notes and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect the prevailing market value of our common stock and the value of the Convertible Notes and could impair our ability to raise capital through future offerings of our securities, should we decide to offer them. No prediction can be made as to the effect that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the trading price of our common stock or the value of the Convertible Notes.

Holders of the Convertible Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of the Convertible Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights or rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. Holders will only be entitled to rights in respect of our common stock if and when we deliver shares of our common stock upon conversion for their Convertible Notes and, to a limited extent, under the conversion rate adjustments applicable to the Convertible Notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to a holder's conversion of Convertible Notes, the holder will not be entitled to vote on the amendment, although the holder will nevertheless be subject to any changes in the powers, preferences or rights of our common stock that result from such amendment.

Upon conversion of the Convertible Notes, holders may receive less valuable consideration than expected because the market value or net asset value per share of our common stock may decline after holders exercise their conversion right but before we settle our conversion obligation.

Under the Convertible Notes, a converting holder may be exposed to fluctuations in the market value or net asset value per share of our common stock during the period from the date such holder surrenders its Convertible Notes for conversion until the date we settle our conversion obligation.

Because we may satisfy our conversion obligation solely in shares of our common stock upon conversion of the Convertible Notes, under such circumstances we will deliver shares of our common stock, together with cash for any fractional share, on the second business day following the relevant conversion date. Accordingly, if the market value or net asset value per share of our common stock decreases during this period, the market value of the shares of our common stock that holders receive will be adversely affected and would be less than the conversion value of the Convertible Notes on the conversion date.

The adjustment to the conversion rate for Convertible Notes converted in connection with a make-whole adjustment event may not adequately compensate holders for any lost value of their Convertible Notes as a result of such transaction.

Following a make-whole adjustment event, if a holder elects to convert its Convertible Notes in connection with such corporate transaction, we will increase the conversion rate by an additional number of

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shares of our common stock upon conversion in certain circumstances. As defined in the Convertible Notes Indenture, a make-whole adjustment event means any change of control and any termination of trading of our common stock on any national securities exchange. The increase in the conversion rate will be determined based on the date on which the make-whole adjustment event occurs or becomes effective and the price paid (or deemed to be paid) per share of our common stock in the make-whole adjustment event, as described in the Convertible Notes Indenture. The adjustment to the conversion rate for Convertible Notes converted in connection with a make-whole adjustment event may not adequately compensate holders for any lost value of their Convertible Notes as a result of such transaction. In addition, if the price paid (or deemed to be paid) per share of our common stock in the make-whole adjustment event is greater than $20.00 per share or less than $13.01 per share (in each case, subject to adjustment), no increase in the conversion rate will be made. Moreover, in no event will the conversion rate per $1,000 principal amount of Convertible Notes exceed the maximum conversion rate described further in the Convertible Notes Indenture, which is subject to adjustment as described in such section.

Our obligation to increase the conversion rate upon the occurrence of a make-whole adjustment event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the Convertible Notes.

Upon the occurrence of a fundamental change, holders have the right to require us to purchase their Convertible Notes. However, the fundamental change provisions will not afford protection to holders in the event of other transactions that could adversely affect the Convertible Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the Convertible Notes. In addition, holders may not be entitled to require us to purchase their Convertible Notes upon a fundamental change in certain circumstances involving a significant change in the composition of our Board, or in connection with a proxy contest where our Board does not endorse a dissident slate of directors but approves them for purposes of the definition of "continuing directors" as set forth in the Convertible Notes Indenture. In the event of any such transaction, the holders would not have the right to require us to purchase their Convertible Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders.

Provisions of the Convertible Notes could discourage an acquisition of us by a third party.

Certain provisions of the Convertible Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Convertible Notes will have the right, at their option, to require us to purchase for cash all of their Convertible Notes or any portion of the principal amount of such Convertible Notes in integral multiples of $1,000. We may also be required to increase the conversion rate in the event of certain transactions constituting a make-whole adjustment event. These provisions could discourage an acquisition of us by a third party.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us and/or the Convertible Notes, if any, could cause the market value of the Convertible Notes to decline significantly.

Any credit ratings assigned to us and/or the Convertible Notes are an assessment by rating agencies of our ability to pay our obligations. Consequently, real or anticipated changes to any such credit ratings will generally affect the market value of the Convertible Notes. These credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed herein that could impact the market value of the Convertible Notes.

If an investment grade rating is not maintained with respect to the Convertible Notes, additional interest of 0.75% per annum will accrue on the Convertible Notes until such time as the Convertible Notes have received an investment grade rating of "BBB-" (or its equivalent) or better. An explanation of the significance of a credit rating may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions,

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SENIOR SECURITIES

Information about our senior securities is shown in the following table as of the unaudited fiscal quarter ended September 30, 2020. We had no senior securities outstanding as of the end of the fiscal year ended December 31, 2019. We acquired the Legacy Funds, including the Legacy Assets, in connection with the Formation Transactions. On January 16, 2020, the Legacy Funds were merged with and into the Company.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1) ($ in thousands)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Credit Agreement (Credit Suisse)(5)				
September 30, 2020 (unaudited)	$115,000	$4,151	—	N/A
December 31, 2019	$ —	$ —	—	N/A
2025 Notes(6)				
September 30, 2020 (unaudited)	$125,000	$3,819	—	N/A
December 31, 2019	$ —	$ —	—	N/A
Total(5)(6)(7)				
September 30, 2020 (unaudited)	$240,000	$1,986	—	N/A
December 31, 2019	$ —	$ —	—	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3) The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The "—" in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4) Not applicable because the senior securities are not registered for public trading.

(5) On January 16, 2020, in connection with the Formation Transactions, we assumed and became a party to the $300 million Credit Agreement with Credit Suisse through our wholly-owned subsidiary Trinity Funding 1, LLC.

(6) In January 2020, we issued $125 million in aggregate principal amount of the 2025 Notes in connection with the 144A Note Offering.

(7) On December 11, 2020, in reliance on the available exemptions from the registration requirements of the Securities Act, we issued and sold $50 million in aggregate principal amount of the Convertible Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments" for additional information. Immediately following the issuance of the Convertible Notes on December 11, 2020, our total Asset Coverage per Unit was estimated to be approximately $1,818.

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